Exhibit 2

Ontario Securities Commission	Commission des valeurs mobilières de l’Ontario	P.O. Box 55, 19th Floor 20 Queen Street West Toronto ON M5H 3S8	CP 55, 19e étage 20, rue queen ouest Toronto ON M5H 3S8
RECEIPT
Denison Mines Corp. (formerly International Uranium Corporation)
This is the receipt of the Ontario Securities Commission for the Short Form Prospectus of the above Issuer dated December 16, 2010 (the prospectus).
The prospectus has been filed under Multilateral Instrument 11-102 Passport System in British Columbia, Alberta and Nova Scotia. A receipt for the prospectus is deemed to be issued by the regulator in each of those jurisdictions, if the conditions of the Instrument have been satisfied.
December 20, 2010

Naizam Kanji

Naizam Kanji
Deputy Director, Corporate Finance Branch

SEDAR Project # 1674373